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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                   Commission File Number 0-9385

NOTIFICATION OF LATE FILING
(Check One):  |_| Form 10-K  |_| Form 11-K  |_| Form 20-F
              |X| Form 10-Q  |_| Form N-SAR

For Period Ended:     March 31, 2001
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant            BULL RUN CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)

                       4370 Peachtree Road, N.E.
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City, State and Zip    Atlanta, Georgia  30319
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                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form - SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                                                     FORM 12B-25

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company was unable to file the Form 10-Q for the quarter ended March 31, 2001 within the prescribed time period, because the Company is investigating the accounting methodology employed by its subsidiary, Universal Sports America, Inc. ("USA"), which was acquired by the Company on December 17, 1999. The Company currently believes that this methodology has resulted in errors in the consolidated working capital and operating results reported by the Company during the current and prior fiscal years, and that the most significant amount of the error impacts the Company's accounting for the purchase of USA as of December 17, 1999. The Company and its independent accountants are currently investigating this issue and, upon its resolution, the Company will file its Form 10-Q for the quarter ended March 31, 2001 and restate the financial statements included in its Form 10-K for the fiscal year ended June 30, 2000 and Form 10-Q's for the quarters ended September 30, 2000 and December 31, 2000.

      The Company anticipates filing its Form 10-Q for the quarter ended March 31, 2001 by Monday, May 21, 2001, and amended Form 10-Q's and Form 10-K with restated financial statements as soon as practicable thereafter.


                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                  Frederick J. Erickson         704          602-3107
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                         (Name)             (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Part III above.

                              BULL RUN CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2001                   By /s/ Frederick J. Erickson
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                                       Frederick J. Erickson, Vice President-
                                       Finance and Treasurer


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      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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